Carter Ledyard & Milburn llp Counselors at Law
2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

                                   August 10, 2020

By Email

Mr. Ameen Hamady

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	PainReform Ltd. Amendment No. 1 to Registration Statement on Form F-l

Filed August 5, 2020

File No. 333-239576

Dear Mr. Hamady:

Set forth below are the responses of PainReform Ltd. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 1 to its Registration Statement on Form F-1 that was submitted on August 5, 2020. Concurrently with this letter, the Company is submitting Amendment No. 2 to the Company’s Registration Statement.

We have repeated the Staff’s comment in italics and set forth our response in plain type below the comment.

Form F-1/A filed on August 5, 2020

Selected Financial Data, page 7

1. Given the expected conversion of all your outstanding preferred shares, convertible debt and convertible notes immediately before the closing of this offering, please provide pro forma EPS data here and on page 42 per Rule 11-01(a)(8) of Regulation S-X.

We have provided the requested pro forma data in response to the Staff’s comment.

Please feel free to contact me at 212-238-8605 or Guy Ben-Ami at 212-238-8658 if you have questions regarding the responses or the accompanying amendment.

Very truly yours,

/s/ Steven J. Glusband
Steven J. Glusband

SJG:gb

Enclosure